EXHIBIT C
SPRINGER COLLECTIONS, INC. SUBSCRIPTION INSTRUCTIONS

A subscription to invest in Springer Collections, Inc., a Minnesota limited liability company (the "***Company***") may be made only by means of the completion, delivery and acceptance of the subscription documents in this package as follows:

For all investors:

☐ **REVENUE SHARING PROMISSORY NOTE AGREEMENT**: Complete all requested information in this Note and date and sign the signature page. *See Exhibit D.*

For $2,000.00 Level Investors Only

☐ **SUBSCRIPTION AGREEMENT:** Complete all requested information in the Subscription Agreement and date and sign the signature page. *See Exhibit F.*

☐ **BUY-SELL AGREEMENT:** Complete all requested information in the Buy-Sell Agreement and date and sign the signature page. *See Exhibit G.*

Please note that the Chief Executive Officer of the Company (the "***CEO***") reserves the right to request any additional documentation necessary to verify the identity of a prospective investor in the Company. Please be aware that your failure to provide such documentation may delay your acceptance by the CEO or cause your subscription request to be rejected entirely. The Company and CEO shall be held harmless by any such prospective investor against any loss arising as a result of a failure to provide any requested documentation.

PRIVACY
The Company takes precautions to maintain the privacy of personal information concerning the Company's current and prospective individual investors. For more information in this regard, please refer to the Privacy Policy attached hereto as Schedule 1.

Privacy Policy

The Company and its Board of Directors is committed to protecting your privacy and maintaining the confidentiality and security of your personal information, and in connection therewith, this Privacy Policy is observed by the Board of Directors and the Company. This Privacy Policy explains the manner in which Company and its Board of Directors collects, utilizes and maintains nonpublic personal information about potential subscribers (collectively, "***Subscribers***") in Springer Collections, Inc., a Minnesota limited liability company (the "***Company***"), as required under Federal Law. This Privacy Policy only applies to products and services provided by Board of Directors to individuals (including regarding investments in the Company) and which are used for personal, family, or household purposes (not business purposes).

Collection of Subscriber Information

Board of Directors may collect personal information about its Subscribers from the following sources:

1   Subscription forms, account forms, and other information provided by Subscriber in writing, in person, by telephone, electronically or by any other means. This information includes name, address, employment information, and financial and investment qualifications;
2   Transactions within the Company, including account balances, investments, distributions and fees;
3   Other interactions with Company affiliates (for example, discussions with our staff and affiliated broker-dealer); and
4   Verification services and consumer reporting agencies, including a Subscriber's creditworthiness or credit history.

Disclosure of Nonpublic Personal Information

The Board of Directors and Company may share nonpublic personal information about investors or potential investors in the Company with affiliates, as permitted by law. The Board of Directors and Company does not disclose nonpublic personal information about investors or potential investors in the Company to nonaffiliated third parties, except as permitted by law (for example, to service providers who provide services to Subscriber or Subscriber's account).

The Board of Directors and Company may share nonpublic personal information, without a Subscriber's consent, with affiliated and nonaffiliated parties in the following situations, among others:

1   To respond to a subpoena or court order, judicial process or regulatory inquiry;
2   In connection with a proposed or actual sale, merger, or transfer of all or a portion of its business;
3   To protect or defend against fraud, unauthorized transactions (such as money laundering), law suits, claims or other liabilities;
4   To service providers of the Company in connection with the administration and operations of the Board of Directors, the Company and other products and services, which may include brokers, attorneys, accountants, auditors, administrators or other professionals;
5   To assist the Company in offering Company-affiliated products and services to its Subscribers;
6   To process or complete transactions requested by a Subscriber; and
7   For any proper purpose as contemplated by or permitted under the Company's offering, governing or organizing documents.

Former Subscribers
The same Privacy Policy applies to former Subscribers.
Protection of Subscriber Information

The Company and its Board of Directors maintains physical, electronic and procedural safeguards that comply with federal standards to protect customer information. Company restricts access to the personal and account information of Subscribers to those employees who need to know that information in the course of their job responsibilities.

Further Information

Company reserves the right to change this Privacy Policy at any time. The examples contained within this Privacy Policy are illustrations and are not intended to be exclusive. This Privacy Policy complies with Federal Law regarding privacy. You may have additional rights under other foreign or domestic laws that may apply to you.